


05043834

SECURITIES AND EXCHANGE COMMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 32838

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07-01-2004 (MM/DD/YY) AND ENDING 06-30-2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PERSONALIZED INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PLAZA WEST BUILDING, SUITE 1030, 415 NORTH MCKINLEY
(No. and Street)

LITTLE ROCK	ARKANSAS	72205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALLEN T. BRILLHART (501) 663-1719
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERWIN & COMPANY
(Name – *if individual, state last, first, middle name*)

6311 RANCH DRIVE	LITTLE ROCK	ARKANSAS	72223
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ALLEN T. BRILLHART, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PERSONALIZED INVESTMENTS, INC., as of JUNE 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

=N/A=



HELEN F. DUKE
MY COMM. EXP.
NOTARY
PUBLIC
09-01-11
PULASKI CO., ARKANSAS

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of CASH FLOWS.
- ☒ (e) Statement of Changes in Stockholders' Equity.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
PROCESSING
AUG 2 6 2005
213
SECTION

PERSONALIZED INVESTMENTS, INC.
SEC FILE NO. 8-32838

Financial Statements and Additional Information
Year ended June 30, 2005

Together With Independent Auditors' Report

CONTENTS

ERWIN & COMPANY
A PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

6311 Ranch Drive
Little Rock, AR 72223
(501) 868-7486
(501) 868-7750 (Fax)

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
Personalized Investments, Inc.

We have audited the accompanying statement of financial condition of Personalized Investments, Inc. (a wholly-owned subsidiary of Personalized Financial Planning, Inc.) as of June 30, 2005, and the related statements of income, stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Personalized Investments, Inc. as of June 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 6 to the financial statements, on July 1, 2005, the Company's parent entered into an agreement to sell the Company's client base. Upon completion of the sale, the Company will likely cease operations as a registered broker-dealer of investments and be liquidated. The accompanying financial statements do not include any adjustments that might result from the outcome of this matter.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained on pages 10 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Erwin & Company

Little Rock, Arkansas
August 10, 2005

PERSONALIZED INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

June 30, 2005

ASSETS

Cash and cash equivalents	$107,592
Accounts receivable	18,353
Marketable securities owned, at market value	5,658
	$131,603

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Income taxes payable to parent	$ 14,245
Accrued expenses	10,522
Deferred tax liability	474
Total liabilities	25,241
Stockholder's equity:	
Common stock, $1 par value:	
10,000 shares authorized;	
100 shares issued and outstanding	100
Contributed capital	7,000
Retained earnings	99,262
Total stockholder's equity	106,362
	$131,603

See accompanying notes

PERSONALIZED INVESTMENTS, INC.

STATEMENT OF INCOME

For the year ended June 30, 2005

Revenue:	
Commissions	$176,228
Investment income	4,507
Total revenue	180,735
Expenses:	
Compensation and related expenses	88,985
Reimbursements to parent for operating expenses	36,600
Regulatory and professional fees	4,080
Other	1,527
Total expenses	131,192
Income before income taxes	49,543
Income taxes	9,478
Net income	$ 40,065

See accompanying notes

PERSONALIZED INVESTMENTS, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

For the year ended June 30, 2005

	Common Stock	Contributed Capital	Retained Earnings	Total
Balance - June 30, 2004	$100	$7,000	$59,197	$ 66,297
Net income	___	___	40,065	40,065
Balance - June 30, 2005	$100	$7,000	$99,262	$106,362

See accompanying notes

PERSONALIZED INVESTMENTS, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

For the year ended June 30, 2005

Balance - June 30, 2004	$ -0-
Activity during the year ended June 30, 2005	-0-
Balance - June 30, 2005	$ -0-

See accompanying notes

PERSONALIZED INVESTMENTS, INC.

STATEMENT OF CASH FLOWS

For the year ended June 30, 2005

Increases (decreases) in cash and cash equivalents

Cash flows from operating activities:	
Net income	$ 40,065
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred tax provision	758
Net unrealized gains on marketable securities	(3,768)
Decrease in accounts receivable	(11,125)
Increase in income taxes payable to parent	8,720
Increase in accrued expenses	7,119
Net cash provided by operating activities	41,769
Net cash provided (used) by investing activities	-0-
Net cash provided (used) by financing activities	-0-
Net increase in cash and cash equivalents	41,769
Cash and cash equivalents:	
Beginning of year	65,823
End of year	$107,592

See accompanying notes

PERSONALIZED INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

June 30, 2005

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and nature of business -

The Company, a wholly-owned Arkansas corporation sharing common management, office facilities and certain administrative support services with its parent, Personalized Financial Planning, Inc. (PFPI), was incorporated on September 21, 1984. Upon acceptance as a member of the National Association of Securities Dealers, Inc. on February 21, 1985, the Company commenced business as a registered broker-dealer of investments serving clients located predominately in Arkansas.

Use of estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents -

The Company considers cash on hand and on deposit at financial institutions, as well as money market funds which are available on demand, as cash and cash equivalents.

At June 30, 2005 and at times during the year then ended, the Company maintained cash and money market balances with financial institutions and brokers in excess of federally insured limits. It is the Company's policy to only place deposits with institutions it considers to be of high credit quality.

Concentrations of credit risk -

Management evaluates the credit risk of each customer prior to extending credit, ordinarily without collateral requirements. The Company's exposure to credit risk from accounts receivable is represented by the carrying value of those receivables.

Marketable securities -

Marketable securities consist of publicly traded common stock and are carried at quoted market price. Realized and unrealized gains and losses are based on the specific identification method. Changes in the market value of securities are classified as unrealized gains and losses and are included in the determination of income.

Securities transactions are recorded in the accounts on the settlement date (generally three business days after trade date) with related commission income and expenses recorded on a trade date basis.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Income taxes -

The Company has consented to file consolidated federal and state income tax returns with PFPI which, on a consolidated basis, reflects net taxable income for the year ended June 30, 2005. It is PFPI's policy to have the Company pay to PFPI amounts based on the separately determined taxable income of the Company.

The Company provides for the expected future tax consequences of events that have been included in the financial statements or tax returns in different reporting periods. Deferred tax liabilities and assets are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse.

The principal temporary difference resulting in deferred income taxes is due to recognition in different reporting periods of changes in the market value of marketable securities for financial reporting purposes and realized gains and losses on sales of marketable securities for federal income tax purposes.

(2) CASH SEGREGATED UNDER REGULATION:

At June 30, 2005, the Company had $200 of cash segregated in a special account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

(3) MARKETABLE SECURITIES OWNED:

Information with respect to marketable securities owned as of June 30, 2005 follows:

	Cost	Gross Unrealized		Market
	Basis	Gains	Losses	Value
Publicly traded common stock	$3,300	$2,358	$ -0-	$5,658

Investment income for the year ended June 30, 2005 consists of the following:

Interest and dividends	$ 739
Net unrealized gains on marketable securities	3,768
	$4,507

(4) INCOME TAXES:

The net deferred tax liability at June 30, 2005 consists of the following:

Deferred tax assets - State	$ -0-
- Federal	-0-
	-0-
Deferred tax liabilities - State	141
- Federal	333
	474
Net deferred tax liability	$ 474

The provision for income taxes for the year ended June 30, 2005 consists of the following:

Current:	
State	$2,187
Federal	6,533
	8,720
Deferred:	
State	226
Federal	532
	758
	$9,478

The difference between the tax provision included in the accompanying statement of income and the provision based on the statutory federal rate applied to pre-tax income is due primarily to state income taxes and the effect of graduated rates.

(5) NET CAPITAL REQUIREMENT:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2005, the Company had net capital of $95,878 which was $70,878 in excess of its required net capital of $25,000. The Company's net capital ratio was .26 to 1.

(6) SUBSEQUENT EVENT:

On July 1, 2005, the Company's parent entered into an agreement to sell the Company's client base. Upon enactment of the agreement, the Company will likely cease operations as a registered broker-dealer of investments and be liquidated.

ADDITIONAL INFORMATION

PERSONALIZED INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS
AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL
UNDER RULE 15c3-1

June 30, 2005

Total stockholder's equity from statement of financial condition	$106,362
Less non-allowable assets - accounts receivable	(8,555)
Less haircuts on marketable securities and money market funds	(1,697)
Less undue concentrations	(232)
Net capital	$ 95,878
Minimum capital required (6 2/3% of aggregate indebtedness)	$ 1,683
Minimum dollar net capital requirement	$ 25,000
Net capital requirement	$ 25,000
Excess net capital	$ 70,878
Total aggregate indebtedness	$ 25,241
Percent of aggregate indebtedness to net capital	26.3%

Reconciliation with Company's Computation:

Net capital, as originally reported in Company's FOCUS Part IIA Report (unaudited)	$106,742
Audit adjustment to record income tax provision	(9,478)
Audit adjustment to record accrued expenses	(5,340)
Audit adjustment to record accounts receivable	3,774
Other audit adjustments (net)	180
Net capital per above	$ 95,878

PERSONALIZED INVESTMENTS, INC.

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

June 30, 2005

An exemption from Rule 15c3-3 is claimed under Section (k)(2)(i).

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
PURSUANT TO RULE 15c3-3

and

INFORMATION RELATIVE TO THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company maintained a "Special Reserve Bank Account for the Exclusive Benefit of Customers" pursuant to the provisions of paragraph (k) of Rule 15c3-3 at June 30, 2005.

ERWIN & COMPANY
A PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

6311 Ranch Drive
Little Rock, AR 72223
(501) 868-7486
(501) 868-7750 (Fax)

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

The Board of Directors and Stockholder
Personalized Investments, Inc.

In planning and performing our audit of the financial statements and additional information of Personalized Investments, Inc., (a wholly-owned subsidiary of Personalized Financial Planning, Inc.) for the year ended June 30, 2005, we considered the Company's internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Personalized Investments, Inc. as of and for the year ended June 30, 2005, and this report does not affect our report thereon, dated August 10, 2005.

Personalized Investments, Inc. is a small company, and essentially all of its operational and record-keeping procedures are performed by a limited number of individuals. Consequently, the segregation of duties which is normally required for effective internal control is not practicable. The Company has no plans to change present operational and record-keeping procedures until justified by future growth or expansion of its business activities. This condition is mitigated by the active involvement of the Company's president during the process of preparation and review of the Company's financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives, except for the condition discussed in the preceding paragraph that we believe is a material inadequacy in the practices and procedures comprehended in the SEC's objectives.

This report is intended solely for the information and use of management, the Board of Directors and Stockholder of Personalized Investments, Inc., the SEC, the National Association of Securities Dealers, Inc., the Arkansas Securities Department, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


Erwin & Company

Little Rock, Arkansas
August 10, 2005